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Exhibit 2.1

AMENDMENT NO. 2 TO AGREEMENT AND PLAN OF MERGER

        THIS AMENDMENT NO. 2 TO AGREEMENT AND PLAN OF MERGER (this "Amendment") is dated as of March 24, 2003, and is being entered into by and among USA INTERACTIVE, a Delaware corporation ("Acquiror"), RED WING, INC., a Michigan corporation and a wholly-owned Subsidiary of Acquiror ("Merger Sub"), ENTERTAINMENT PUBLICATIONS, INC., a Michigan corporation (the "Company"), and Carlyle-EPI Partners, L.P. ("Carlyle-EPI"), a Delaware limited partnership, solely in its capacity as the initial Holder Representative.

R E C I T A L S

        WHEREAS, Acquiror, Merger Sub, the Company, and Carlyle-EPI are parties to that certain Agreement and Plan of Merger, dated as of November 20, 2002 and that certain Amendment to Agreement and Plan of Merger, dated as of January 3, 2003 (as amended, the "Agreement");

        WHEREAS, the parties hereto desire to enter into this Amendment to amend the Agreement as set forth below;

        WHEREAS, pursuant to Section 13.9 of the Agreement, the Agreement may be amended or modified in whole or in part, by a duly authorized agreement in writing executed in the same manner as the Agreement and which makes reference to the Agreement;

        WHEREAS, capitalized terms not otherwise defined herein shall have the meanings given to such terms in the Agreement; and

        NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

  A. DISTRIBUTABLE DECEMBER CASH

        1.    The definition of "Distributable December Cash" in Article XI of the Agreement shall be amended and restated in its entirety to read as follows:

    "Distributable December Cash" means (i) if the Closing Date is on or prior to January 30, 2003, an amount of cash equal to 60% of the estimated December Cash on the Preliminary Statement of December Cash, (ii) if the Closing Date is after January 30, 2003, 60% of the December Cash set forth on the Statement of December Cash and (iii) if the Closing Date is after January 30, 2003 and Parent has (a) given notice to the Holder Representative pursuant to Section 1.8(b) prior to the Closing that it has no objections to the Statement of December Cash delivered to Parent and (b) given notice to the Holder Representative pursuant to Section 1.6(b) prior to the Closing that it has no objections to the November Statement of Working Capital or the December Statement of Working Capital, 100% of the December Cash set forth on the Statement of December Cash."

        2.    In the event that the provision set forth in sub-section (iii) of the definition of "Distributable December Cash" is applicable, the provisions of Sections 1.7 and 1.8(c) of the Agreement shall be inapplicable.

  B. PAYMENTS AT CLOSING

        1.    The last sentence of Section 1.1(b)(iii) of the Agreement shall be amended and restated in its entirety to read as follows:

    "Holders of Options who have returned a properly executed Holder Acknowledgment in the form attached hereto as Exhibit 1.1(b)(iii) or exercised their Options, in each case on or prior to the Effective Time of the Merger, shall be entitled to receive a portion of the Merger Consideration, as determined pursuant to Sections 1.1(d), (e), (g) and/or (h), as applicable."

        2.    The second sentence of Section 1.1(c) of the Agreement shall be amended and restated in its entirety to read as follows:

    "The "Stock Merger Consideration" shall consist of a number of shares of Acquiror Common Stock equal to (i) $184,507,500 (subject to adjustment pursuant to Section 1.1(e) or 1.3(a), the "Stock Calculation Amount"), divided by (ii) the Average Trading Price."

        3.    The first sentence of Section 1.1(d) of the Agreement shall be amended and restated in its entirety to read as follows:

    "Subject to Sections 1.1(e), (g) and/or (h), the Merger Consideration (other than the shares of Surviving Corporation Class B Common Stock issuable in respect of the Management Rollover Shares (the "Management Rollover Consideration"), which is covered in Section 1.1(f)) shall be allocated among the Holders as set forth below in this subsection 1.1(d):"

        4.    Clause (ii) of Section 1.1(d) of the Agreement shall be amended and restated in its entirety to read as follows:

    "(ii) Each Holder shall be entitled to receive, in respect of the Company Shares and/or Options (if such Holder delivers a Holder Acknowledgment to the Acquiror prior to the Closing) held by such Holder as of the Effective Time of the Merger, a portion of the Stock Merger Consideration equal to (x) the product of (i) the sum of the number of Company Shares held by such Holder as of the Effective Time of the Merger, plus the aggregate number of Company Shares issuable upon the exercise in full of all Options held by such holder as of the Effective Time of the Merger and (ii) the Stock Per Fully-Diluted Share (as defined below), minus (y) a number of shares of Acquiror Common Stock equal to (1) the amount of the Stock Percentage of the aggregate cash exercise price payable upon exercise of all Options held by such Holder as of the Effective Time of the Merger, divided by (2) the Average Trading Price."

        5.    The first sentence of clause (iii) of Section 1.1(e) of the Agreement shall be amended and restated in its entirety to read as follows:

    "the portion of the Stock Merger Consideration to which Holders of Company Shares (other than Optionholders) will be entitled shall be calculated as follows: each such Holder shall be entitled to receive, in respect of the Company Shares held by such Holder as of the Effective Time of the Merger, a portion of the Stock Merger Consideration equal to the product of (i) the number of Company Shares held by such Holder as of the Effective Time of the Merger, multiplied by (ii) the Stock Per Outstanding Share (as defined below)."

        6.    The first and second sentences of Section 1.2(b) of the Agreement shall be amended and restated in their entirety to read as follows:

    "Concurrently with the Effective Time of the Merger, Acquiror shall pay to the Exchange Agent by wire transfer of immediately available funds an amount equal to the Cash Merger Consideration plus (A) the aggregate Fractional Share Amount due to the Holders pursuant to Section 1.2(f), (B) the Optionholder Cash Amount, if any, (C) the Additional Cash Payment, if any, and (D) the Non-Account Holder Cash Amount, if any (less the Initial Escrow Amount, the Withholding Amount and the Offset Amount). The Exchange Agent shall pay to each Holder, promptly after such Holder has surrendered the appropriate certificates representing Company Shares (or, in the case of Options, upon delivery of a Holder Acknowledgment to the Acquiror prior to Closing) to the Exchange Agent, by wire transfer of immediately available funds to an account designated by such Holder, in the case of a Holder of Company Shares, or by check to an address designated by such Holder, in the case of a Holder of Options, an amount equal to (i) such Holder's portion of the Cash

    Merger Consideration into which such Holder's Company Shares and/or Options shall have been converted as a result of the Merger, calculated in accordance with Section 1.1(d) or 1.1(e), as applicable (less a portion of such Holder's portion of the Cash Merger Consideration equal to the Initial Escrow Amount, multiplied by such Holder's Applicable Percentage), which shall be deposited in escrow in accordance with Section 1.4 and the Escrow Agreement, (ii) such Holder's Fractional Share Amount pursuant to Section 1.2(f), (iii) such Holder's portion of the Additional Cash Payment pursuant to Section 1.1(e), if any, (iv) such Holder's portion of the Optionholder Cash Amount pursuant to Section 1.1(g), if any, and (v) such Holder's portion of the Non-Account Holder Cash Amount pursuant to Section 1.1(h), if any; provided, however, that any payment (including shares of Acquiror Common Stock) with respect to Options held by employees of the Company or any of its Subsidiaries ("Employee Options") shall be reduced by the applicable portion of the Withholding Amount with respect to such payments and amounts so withheld shall be paid by the Acquiror to the Surviving Corporation, which amounts shall be disbursed to the applicable taxing authority by the Surviving Corporation; and provided, further, that any cash payments otherwise due to each of Kevin Petry, Yosi Heber and Steve Loos hereunder shall be reduced by the portion of the Offset Amount applicable to such person and the aggregate Offset Amount so withheld shall be paid by the Acquiror to the Surviving Corporation."

        7.    The following definitions shall be added to Article XI of the Agreement to read as follows:

    "Fractional Share Amount" has the meaning specified in Section 1.2(f)."

    "Non-Account Holders" has the meaning specified in Section 1.1(h)."

    "Non-Account Holder Cash Amount" has the meaning specified in Section 1.1(h)."

    "Offset Amount" means the aggregate of (a) the portion of Kevin Petry's pro rata share of the cash portion of the Merger Consideration to which he is entitled to receive upon the Closing of the Merger (after reduction for his applicable portion of the Withholding Amount) which is being offset, pursuant to that certain Termination of Promissory Note and Consent, to be dated the Closing Date, by and between Acquiror, the Company, Kevin Petry, and the other parties signatory thereto, against obligations owed to the Company, (b) the portion of Yosi Heber's pro rata share of the cash portion of the Merger Consideration to which he is entitled to receive upon the Closing of the Merger (after reduction for his applicable portion of the Withholding Amount) which is being offset, pursuant to that certain Offset and Consent (the "Offset and Consent"), to be dated the Closing Date, by and between Acquiror, the Company, Yosi Heber and Steve Loos, against obligations owed by Yosi Heber to the Surviving Corporation as of the Closing Date, and (c) the portion of Steve Loos' pro rata share of the cash portion of the Merger Consideration to which he is entitled to receive upon the Closing of the Merger (after reduction for his applicable portion of the Withholding Amount) which is being offset, pursuant to the Offset and Consent, against obligations owed by Steve Loos to the Surviving Corporation as of the Closing Date."

    "Optionholder Cash Amount" means the amount that Acquiror may elect to pay to Optionholders in cash in lieu of shares of Acquiror Common Stock, as set forth in Section 1.1(g) of the Merger Agreement."

    "Option Share Percentage" means a ratio for each Optionholder, the numerator of which shall be the aggregate number of shares of Acquiror Common Stock that such Optionholder would be entitled to receive in respect of the Options held by such Optionholder pursuant to Section 1.1(d) if there were no Optionholder Cash Amount and the denominator of which shall be the aggregate number of shares of Acquiror Common Stock that all Optionholders would be entitled to receive in respect of the Options held by all Optionholders pursuant to Section 1.1(d) if there were no Optionholder Cash Amount."

    "Optionholder Stock Deduction Amount" has the meaning specified in Section 1.1(g)."

    "Withholding Amount" means the aggregate amount that is required to be deducted and withheld from the Merger Consideration otherwise payable to Optionholders pursuant to the Agreement as required with respect to the making of such payments under the Code, or any provision of United States federal, state or local, or any foreign, tax law."

        8.    Section 1.2(c) of the Agreement shall be amended and restated in its entirety to read as follows:

    "(c) Acquiror shall not be obligated to cause the Exchange Agent to deliver any Cash Merger Consideration, Optionholder Cash Amount, if any, the Non-Account Holder Cash Amount, if any, Additional Cash Payment, if any, or Stock Merger Consideration with respect to any Holder until Acquiror shall have received appropriate certificates representing Company Shares and a Representation Letter (or, in the case of Options, a Holder Acknowledgment prior to Closing)."

        9.    Section 1.2(d) of the Agreement shall be amended and restated in its entirety to read as follows:

    "(d) Upon (i) payment by Acquiror (through the Exchange Agent) to each Holder of (a) such Holder's portion of the Merger Consideration (including any adjustment thereto pursuant to Section 1.8(c)), less the Initial Escrow Amount and, in the event that such Holder is an Optionholder, less such Optionholder's applicable portion of the Withholding Amount and in the case of Kevin Petry, Yosi Heber and Steve Loos, less such person's applicable portion of the Offset Amount, and (b) such Holder's Fractional Share Amount pursuant to Section 1.2(f), (ii) delivery by Acquiror (through the Exchange Agent) to the Holders of the Acquiror Certificates, if any, (iii) payment by Acquiror or the Surviving Corporation of the Retired Company Debt, (iv) payment by Acquiror or the Surviving Corporation of the Employee Bonuses to the employees set forth on a schedule to be delivered by the Company to Acquiror prior to Closing, (v) payment by Acquiror to the Holder Representative of the estimated Holder Allocable Expenses pursuant to Section 1.5 hereof, (vi) delivery by Acquiror of the Initial Escrow Amount to the Escrow Agent, (vii) delivery by the Surviving Corporation of the Surviving Corporation Class B Common Stock, and (viii) payment by Acquiror of the Withholding Amount and the Offset Amount to the Surviving Corporation, Acquiror shall be deemed to have satisfied its obligations to make payments in respect of the Merger Consideration."

        10.  Section 1.2(f) of the Agreement shall be amended and restated in its entirety to read as follows:

    "(f) Notwithstanding anything to the contrary in this Agreement, no Holder shall be entitled to receive fractional shares of Acquiror Common Stock and each Holder whose Company Shares and/or Options were converted pursuant to the Merger into a portion of the Stock Merger Consideration and who would otherwise have been entitled to receive a fraction of a share of Acquiror Common Stock shall be entitled to receive, in lieu of such fractional share, cash equal to (i) such fraction, multiplied by (ii) the Average Trading Price (the "Fractional Share Amount"). No such Holder will be entitled to dividends, voting rights or any other shareholder rights in respect of any fractional share."

        11.  Section 3.8 of the Agreement shall be amended and restated in its entirety to read as follows:

    "Acquiror has, and will cause Merger Sub to have, the financial resources necessary to consummate the transactions contemplated by this Agreement, including, without limitation, the ability to pay (i) the Cash Merger Consideration, as adjusted pursuant to Section 1.8(c), (ii) the aggregate Fractional Share Amount due to the Holders pursuant to Section 1.2(f), (iii) the Optionholder Cash Amount pursuant to Section 1.1(g), if any, (iv) the Non-Account Holder Cash Amount pursuant to Section 1.1(h), if any, (v) the Additional Cash Payment pursuant to Section 1.1(e), if any, (vi) the Retired Company Debt, (vii) the Holder Allocable Expenses and (viii) the Employee Bonus Amount."

        12.  The first sentence of Section 5.3 of the Agreement shall be amended and restated in its entirety to read as follows:

    "Acquiror shall (or shall direct the Surviving Corporation to) concurrent with the Closing repay any then-outstanding Indebtedness, including accrued interest, of the Company under the agreements set forth on Schedule 5.3 and the Mezzanine Premium (the "Retired Company Debt")."

        13.  Section 5.4 of the Agreement shall be amended and restated in its entirety to read as follows:

    "Acquiror shall (or shall direct the Surviving Corporation to) concurrent with the Closing pay the Employee Bonuses, net of the amount of any taxes required to be withheld from such Employee Bonuses under applicable law."

        14.  Section 8.2(s) of the Agreement shall be amended and restated in its entirety to read as follows:

    "The Company shall have provided the Exchange Agent with a schedule showing the allocation of (i) the Cash Merger Consideration, plus the Optionholder Cash Amount, if any, plus the Non-Account Holder Cash Amount, if any, plus the Additional Cash Payment, if any, plus the Fractional Share Amount and (ii) the Stock Merger Consideration among the Holders."

        15.  Section 8.3(e) of the Agreement shall be amended and restated in its entirety to read as follows:

    "Acquiror shall have repaid (or shall have directed the Surviving Corporation to repay) the Retired Company Debt."

        16.  Section 8.3(f) of the Agreement shall be amended and restated in its entirety to read as follows:

    "Acquiror shall have paid (or shall have directed the Surviving Corporation to pay) the Employee Bonuses, net of the amount of any taxes required to be withheld from such Employee Bonuses under applicable law."

  C. NOTICE TO OPTIONHOLDERS

        1.    A new Section 13.2(d) to the Agreement shall be inserted immediately prior to Section 13.3 of the Agreement, and shall read in its entirety as follows:

    "(d) In the case of an Optionholder, all notices and other communications shall be in writing and shall be deemed to have been duly given when sent to the electronic mail address for such Optionholder on the Company's server (or such other electronic mail address as is regularly used by the Company to communicate with such Optionholder)."

  D. MERGER CONSIDERATION TO OPTIONHOLDERS

        1.    A new Section 1.1(g) to the Agreement shall be inserted immediately after Section 1.1(f) of the Agreement, and shall read in its entirety as follows:

    "(g) In the event that Acquiror does not elect to pay all Optionholders cash in lieu of shares of Acquiror Common Stock as described in Section 1.1(e) and does not elect to pay more than 28% of the Stock Merger Consideration in cash pursuant to Section 1.3(a), Acquiror shall pay to all Optionholders an aggregate of $1,600,000 in cash (as may be increased pursuant to Section 1.1(g)(iv) or decreased pursuant to Section 1.1(g)(v), the "Optionholder Cash Amount") in lieu of the number of shares of Acquiror Common Stock equal to (i) the Optionholder Cash Amount, divided by (ii) the Average Trading Price (the "Optionholder Stock Deduction Amount") that the Optionholders would otherwise be entitled to receive pursuant to Section 1.1(d) hereof in respect of the Options held by the Optionholders as of the Effective Time of the Merger.

      (i) Of the Optionholder Cash Amount, each Optionholder shall be entitled to receive in cash an amount equal to (i) such Optionholder's Option Share Percentage, multiplied by (ii) the Optionholder Cash Amount.

      (ii) The number of shares of Acquiror Common Stock that each Optionholder would otherwise be entitled to receive pursuant to Section 1.1(d) hereof in respect of the Options held by the Optionholders as of the Effective Time of the Merger shall be reduced by the number of shares equal to (i) the Optionholder Cash Amount, divided by the Average Trading Price, multiplied by (ii) such Optionholder's Option Share Percentage.

      (iii) The portion of the Merger Consideration that each Holder shall receive in respect of the Company Shares and Management Rollover Shares held by such Holder shall remain the same.

      (iv) Acquiror may elect, by giving written notice to the Company prior to the Closing, to increase the Optionholder Cash Amount to more than $1,600,000 and thereby increase the Optionholder Stock Deduction Amount accordingly.

      (v) In the event that Acquiror elects to pay a portion of the Stock Merger Consideration in cash (but less than 28% of such Stock Merger Consideration) pursuant to Section 1.3(a), the Optionholder Cash Amount shall be decreased by $55,013 for each one percent of the Stock Merger Consideration that Acquiror elects to pay in cash pursuant to Section 1.3(a). Any portion of less than one percent of the Stock Merger Consideration that Acquiror elects to pay in cash pursuant to Section 1.3(a) shall result in a pro rata decrease in the Optionholder Cash Amount based on the same relative decrease as set forth in the preceding sentence.

      (vi) For purposes of Section 9.2(c)(vi) and the definition of "Applicable Percentage" contained in Article XI, the "Stock Calculation Amount" shall be deemed to be decreased by the Optionholder Cash Amount.

      (vii) For purposes of Section 8.2(s) and the definition of "Merger Consideration" contained in Article XI, "Stock Merger Consideration" shall be deemed to be decreased by the number of shares of Acquiror Common Stock comprising the Optionholder Stock Deduction Amount."

        2.    Section 9.2(c)(i) to the Agreement shall be amended and restated in its entirety to read as follows:

      "(i) no Acquiror Indemnitee or Shareholder Indemnitee shall be entitled to indemnification for any Damages pursuant to Sections 9.2(a) or 9.2(b)(i), (ii) or (iii), respectively (other than Tax Damages, which are addressed in clause (ii) of this Section 9.2(c), Cash Merger Consideration Damages, which are addressed in clause (v) of this Section 9.2(c), and Stock Merger Consideration Damages, which are addressed in clause (vi) of this Section 9.2(c)) (such Damages, excluding Tax Damages, Cash Merger Consideration Damages and Stock Merger Consideration Damages, the "Specified Damages"), which arise out of any particular breach or occurrence (other than (a) breaches of the Company's representations and warranties contained in Section 2.19 hereof, which are addressed in clause (ii) of this Section 9.2(c), (b) breaches of the Acquiror's covenant to deliver the Cash Merger Consideration, to the Holders pursuant to Article I hereof, including breaches by Acquiror of its covenant to deliver any adjustment to the Cash Merger Consideration pursuant to Section 1.8(c) hereof or to pay the Additional Cash Payment, if any, the Optionholder Cash Amount, if any, and the Non-Account Holder Cash Amount, if any, which are addressed in clause (v) of this Section 9.2(c), and (c) if there is any Stock Merger Consideration, breaches of the Acquiror's representations and warranties contained in Section 3.7(b) hereof, which are addressed in clause (vi) of this Section 9.2(c)), unless and until the aggregate amount of all Specified Damages incurred by such Indemnified Party hereunder exceeds Three Million Dollars ($3,000,000) (the "Threshold Amount"), at which time such Indemnified Party shall be entitled to indemnification only for all such Specified Damages sustained by such Indemnified Party to the extent that the amount of such Specified Damages exceeds the Threshold Amount;"

        3.    Section 9.2(c)(v) to the Agreement shall be amended and restated in its entirety to read as follows:

      "(v) in no event shall the aggregate amount of Damages for which Shareholder Indemnitees shall be entitled to indemnification with respect to any claim for any breach by the Acquiror of its covenant to deliver the Cash Merger Consideration to the Holders pursuant to Article I hereof, including any breach by the Acquiror of its covenant to deliver any adjustment to the Cash Merger Consideration pursuant to Section 1.8(c) hereof or to pay the Additional Cash Payment, if any, the Optionholder Cash Amount, if any, or the Non-Account Holder Cash Amount, if any (the "Cash Merger Consideration Damages"), in the aggregate exceed the amount of the Cash Merger Consideration, as adjusted pursuant to Section 1.8(c) hereof, plus the Additional Cash Payment, if any, the Optionholder Cash Amount, if any, and the Non-Account Holder Cash Amount, if any, less any amounts paid to the Exchange Agent that have been paid to Holders and any amounts that a Holder has not received because of the Holder's failure to deliver the documentation specified in Section 1.2 hereof;"

        4.    The definition of Merger Consideration shall be amended and restated in Article XI of the Agreement to read in its entirety as follows:

    "Merger Consideration" means the Cash Merger Consideration, the Optionholder Cash Amount, if any, the Non-Account Holder Cash Amount, if any, the Stock Merger Consideration, the Management Rollover Consideration and the Additional Cash Payment, if any."

  E. MERGER CONSIDERATION TO PERSONS SIGNATORY TO REGISTRATION RIGHTS AGREEMENT

        1.    A new Section 1.1(h) to the Agreement shall be inserted immediately prior to Section 1.2 of the Agreement, and shall read in its entirety as follows:

    "(h) In the event that Acquiror has elected to deliver the Stock Merger Consideration with an Advisor-Arranged Trade pursuant to Section 3.2 of the Registration Rights Agreement and any of the Optionholders and/or Shareholders signatory thereto, whose names are set forth on Schedule 1.1(h) attached hereto, have not, prior to the Closing, opened brokerage accounts with the broker-dealer designated by Acquiror or entered into a "block positioner agreement" with such broker-dealer, if required by such broker-dealer (such Optionholders and Shareholders referred to as the "Non-Account Holders"), USA shall pay to each Non-Account Holder cash in an amount equal to (i) the net cash proceeds per share of Acquiror Common Stock received by the Holders participating in the Advisor-Arranged Trade, multiplied by (ii) the number of shares of Acquiror Common Stock that such Non-Account Holders would otherwise be entitled to receive pursuant to Section 1.1(d) hereof in respect of the Options and Company Shares held by such Non-Account Holders as of the Effective Time of the Merger (such payment in the aggregate, the "Non-Account Holder Cash Amount") in lieu of all of the shares of Acquiror Common Stock that the Non-Account Holders would otherwise be entitled to receive pursuant to Section 1.1(d) hereof in respect of the Options and Company Shares held by such Non-Account Holders as of the Effective Time of the Merger. In addition:

      (i) The portion of the Merger Consideration that each Holder who is not a Non-Account Holder shall receive in respect of the Options, Company Shares and Management Rollover Shares held by such Holder shall remain the same. For purposes of Section 9.2(c)(vi) and the definition of "Applicable Percentage" contained in Article XI, the "Stock Calculation Amount" shall be deemed to be decreased by the Non-Account Holder Cash Amount."

      (ii) For purposes of Section 8.2(s) and the definition of "Merger Consideration" contained in Article XI, "Stock Merger Consideration" shall be deemed to be decreased by the number of shares of Acquiror Common Stock equal to the Non-Account Holder Cash Amount divided by the Average Trading Price."

[Signature Pages follow]

        IN WITNESS WHEREOF, the parties have caused this Amendment No. 2 to Agreement and Plan of Merger to be duly executed and delivered by their authorized representatives as of the date first written above.

USA INTERACTIVE
By:	/s/ DANIEL C. MARRIOTT Name: Daniel C. Mariott Title: Sr. Vice President Strategic Planning
RED WING, INC.
By:	/s/ JOANNE HAWKINS Name: Joanne Hawkins Title: Secretary

[SIGNATURE PAGE TO AMENDMENT NO. 2 TO AGREEMENT AND PLAN OF MERGER]

ENTERTAINMENT PUBLICATIONS, INC.
By:	/s/ ALAN BITTKER Name: Alan Bittker Title: President and CEO

[SIGNATURE PAGE TO AMENDMENT NO. 2 TO AGREEMENT AND PLAN OF MERGER]

CARLYLE-EPI PARTNERS, L.P.
By: TC Group, L.L.C., its General Partner By: TCG Holdings, L.L.C., its sole Managing Member
By:	/s/ PETER J. CLARE Name: Peter J. Clare Title: Managing Director

[SIGNATURE PAGE TO AMENDMENT NO. 2 TO AGREEMENT AND PLAN OF MERGER]

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Exhibit 2.1
AMENDMENT NO. 2 TO AGREEMENT AND PLAN OF MERGER